Prelude Therapeutics Incorporated

200 Powder Mill Road

Wilmington, Delaware 19803

January 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Deanna Virginio

Re:	Prelude Therapeutics Incorporated Registration Statement on Form S-1 (File No. 333-251874) originally filed January 4, 2021.

Requested Date: January 6, 2021

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Prelude Therapeutics Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Ms. Forbess at (415) 875-2420.

* * *

Sincerely,

PRELUDE THERAPEUTICS INCORPORATED

By:	/s/ Krishna Vaddi
Krishna Vaddi, Ph.D.
Chief Executive Officer

cc:	Brian Piper, Chief Financial Officer

Prelude Therapeutics Incorporated

Effie Toshav, Esq.

Robert A. Freedman, Esq.

Fenwick & West LLP